                          WINDSOR COAL COMPANY
                                                                 Page

                                CONTENTS


Statements of Income and Statements of Retained Earnings  .    .    1

Statements of Cash Flows .   .   .    .   .   .   .   .   .    .    2

Balance Sheets   .   .   .   .   .    .   .   .   .   .   .    .  3-4

Notes to Financial Statements    .    .   .   .   .   .   .    . 5-11

                          WINDSOR COAL COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                            Year Ended December 31,
                                         1999        1998         1997
                                                (in thousands)
OPERATING REVENUES . . . . . . . . . .  $122,723   $64,741      $68,555

OPERATING EXPENSES
  (including depreciation, depletion
  and amortization of mining plant of
  $9,944,000 in 1999, $4,594,000 in
  1998 and $4,441,000 in 1997) . . . .   124,245    65,959       66,973

OPERATING INCOME (LOSS). . . . . . . .    (1,522)   (1,218)       1,582

NONOPERATING INCOME. . . . . . . . . .       570       739          223

INCOME (LOSS) BEFORE INTEREST CHARGES.      (952)     (479)       1,805

INTEREST CHARGES . . . . . . . . . . .        34         2           14

INCOME (LOSS) BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . .      (986)     (481)       1,791

FEDERAL INCOME TAX EXPENSE (CREDIT). .    (1,004)     (604)         631

NET INCOME . . . . . . . . . . . . . .  $     18   $   123      $ 1,160

                     STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                             Year Ended December 31,
                                          1999        1998         1997
                                                 (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . .    $15         $ 78        $1,268

NET INCOME . . . . . . . . . . . . . .     18          123         1,160

CASH DIVIDENDS DECLARED. . . . . . . .     -           186         2,350

RETAINED EARNINGS DECEMBER 31. . . . .    $33         $ 15        $   78


See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)


                                            Year Ended December 31,
                                          1999       1998        1997
                                                (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . .  $     18    $   123    $ 1,160
  Adjustments for Noncash Items:
    Depreciation, Depletion and
      Amortization . . . . . . . . . .     9,944      4,594      4,441
    Deferred Income Taxes. . . . . . .   (24,175)    (3,948)    (3,526)
    Accrued Other Postretirement
      Benefits . . . . . . . . . . . .    15,557      1,844      1,134
    Accrued Royalty and Rent . . . . .      (937)     2,047      1,496
    Workers' Compensation. . . . . . .    14,608       (630)     1,343
    Mine Closure Costs . . . . . . . .    18,355       -          -
    Accrued Reclamation Costs. . . . .     3,820      2,821      2,600
    Retirement of Mining Equipment . .     8,999       -          -
  Changes in Certain Current
   Assets and Liabilities:
    Accounts Receivable. . . . . . . .       241      1,876        460
    Coal, Materials and Supplies . . .       541        617       (682)
    Accounts Payable . . . . . . . . .       693        506      1,817
    Taxes Accrued. . . . . . . . . . .    17,363        473       (206)
  Other (net). . . . . . . . . . . . .     3,505      1,212        358
        Net Cash Flows From Operating
         Activities. . . . . . . . . .    68,532     11,535     10,395

INVESTING ACTIVITIES:
  Lease Buyouts. . . . . . . . . . . .    (5,457)      -          -
  Construction Expenditures. . . . . .      (252)       (53)      (956)
  Proceeds from Sales of Property. . .        39         10          3
        Net Cash Flows Used For
         Investing Activities. . . . .    (5,670)       (43)      (953)

FINANCING ACTIVITIES:
  Capital Contributions Returned
   to Parent Co. . . . . . . . . . . .      -        (8,876)    (2,000)
  Retirement of Long-term Debt . . . .    (7,142)      (794)      (569)
  Dividends Paid . . . . . . . . . . .      -          (186)    (2,350)
        Net Cash Flows Used For
         Financing Activities. . . . .    (7,142)    (9,856)    (4,919)

Net Increase in Cash and Cash
 Equivalents . . . . . . . . . . . . .    55,720      1,636      4,523
Cash and Cash Equivalents January 1. .    10,096      8,460      3,937
Cash and Cash Equivalents December 31.  $ 65,816    $10,096    $ 8,460


See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                      1999         1998
                                                        (in thousands)
ASSETS
MINING PLANT:
  Surface Lands. . . . . . . . . . . . . . . . . .  $    623     $   633
  Mining Structures and Equipment. . . . . . . . .    35,848      47,537
  Coal Interests (net of depletion). . . . . . . .       429         945
  Mine Development Costs . . . . . . . . . . . . .    10,041      10,041
  Construction Work in Progress. . . . . . . . . .        28        -
          Total Mining Plant . . . . . . . . . . .    46,969      59,156
  Accumulated Depreciation and Amortization. . . .    40,709      39,514

          NET MINING PLANT . . . . . . . . . . . .     6,260      19,642





CURRENT ASSETS:
  Cash and Cash Equivalents. . . . . . . . . . . .    65,816      10,096
  Accounts Receivable - General. . . . . . . . . .     4,803       4,414
  Accounts Receivable - Affiliated Companies . . .       932       1,562
  Coal - at average cost . . . . . . . . . . . . .        30          51
  Materials and Supplies - at average cost . . . .     3,459       3,979
  Other. . . . . . . . . . . . . . . . . . . . . .       345         291

          TOTAL CURRENT ASSETS . . . . . . . . . .    75,385      20,393





REGULATORY ASSETS. . . . . . . . . . . . . . . . .         9         918

DEFERRED INCOME TAXES. . . . . . . . . . . . . . .    33,830       9,346

DEFERRED CHARGES . . . . . . . . . . . . . . . . .       565         290

          TOTAL. . . . . . . . . . . . . . . . . .  $116,049     $50,589

See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                     1999          1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 5,000 Shares
    Outstanding - 4,064 Shares . . . . . . . . . .  $   -        $  -
  Retained Earnings. . . . . . . . . . . . . . . .        33          15
          TOTAL SHAREOWNER'S EQUITY. . . . . . . .        33          15


LONG-TERM DEBT . . . . . . . . . . . . . . . . . .      -          6,572


OTHER NONCURRENT LIABILITIES:
  Postretirement Benefits Other Than Pensions. . .    25,693      10,136
  Mine Closure Costs . . . . . . . . . . . . . . .    18,355        -
  Workers' Compensation. . . . . . . . . . . . . .    15,338         730
  Accrued Reclamation Costs. . . . . . . . . . . .    10,583       6,763
  Accrued Royalty and Rent . . . . . . . . . . . .     7,004       7,941
  Other. . . . . . . . . . . . . . . . . . . . . .     4,994       3,132
          TOTAL OTHER NONCURRENT LIABILITIES . . .    81,967      28,702

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year . . . . . . .      -            570
  Accounts Payable - General . . . . . . . . . . .     4,054       1,453
  Accounts Payable - Affiliated Companies. . . . .     1,239       3,147
  Taxes Accrued. . . . . . . . . . . . . . . . . .    17,795         432
  Workers' Compensation. . . . . . . . . . . . . .     2,731       1,998
  Accrued Vacation Pay . . . . . . . . . . . . . .       977       1,047
  Other. . . . . . . . . . . . . . . . . . . . . .     1,975       2,057
          TOTAL CURRENT LIABILITIES. . . . . . . .    28,771      10,704

REGULATORY LIABILITIES:
  Amounts Due To Parent Company For
   Future Income Tax Benefits. . . . . . . . . . .     4,562       4,253
  Other. . . . . . . . . . . . . . . . . . . . . .       716         343
          TOTAL REGULATORY LIABILITIES . . . . . .     5,278       4,596

CONTINGENCIES (Note 3)

          TOTAL. . . . . . . . . . . . . . . . . .  $116,049     $50,589

See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                      NOTES TO FINANCIAL STATEMENTS
                               (UNAUDITED)


1.  SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Windsor Coal Company (the Company or WCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company conducts underground mining operations in West Virginia on properties owned or leased by OPCo or the Company. Coal is mined and sold to generating units wholly owned by OPCo and jointly owned by OPCo and an unaffiliated company at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). The prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. The majority of the Company's coal production is shipped to OPCo's Cardinal Plant.

Basis of Accounting

As a cost-based rate-regulated entity, WCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1999, 1998 and 1997 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives or the estimated life of the mine, whichever is shorter, and are calculated by use of the straight-line method for mining structures and equipment and by use of the units-of-production method for coal interests and mine development costs.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation, depletion and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1999, 1998 or 1997.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal resources are exhausted. This would include, among other things, sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.  CONTINUATION OF MINING OPERATIONS

The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxide emissions from OPCo's generating plants with the Phase I reductions effective January 1, 1995 and Phase II effective January 1, 2000. OPCo's Phase I compliance efforts did not impact the Company. To meet Phase II compliance, tentative plans propose switching Cardinal Plant Unit 1, which is supplied by the Company, to lower sulfur coal from unaffiliated sources in 2000.

The Company announced plans to discontinue mining operations effective April 30, 2000. Consequently, a provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999. The provision is reflected in billings to Ohio Power Company. All shutdown costs are recoverable from OPCo under the coal supply agreement.

3.  CONTINGENCIES

The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from OPCo under the coal supply agreement.

4.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including WCCo. The costs of the services are billed by AEPSC on a direct-charge basis, to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $32,000 in 1999, $218,000 in 1998 and $327,000 in 1997. As of June 30, 1999, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $3.0 million. The Company's planned discontinuance of mining operations or the cessation or significant reduction of contributions to the UMWA pension plans could trigger a withdrawal obligation for all or a portion of the Company's share of the unfunded vested liability. The amount of and the need to pay a withdrawal obligation is subject to actuarial determination.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs for the years ended December 31, 1999, 1998 and 1997 were $32,000, $103,000 and $95,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $89,000 in 1999, $86,000 in 1998 and $81,000 in 1997.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $16.4 million in 1999, $2.6 million in 1998 and $1.8 million in 1997.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $279,000 in 1999, $271,000 in 1998 and $345,000 in 1997.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $513,000 in 1998 and $502,000 in 1997. In addition, the amounts of Black Lung surplus utilized include $175,000 in 1998 and $37,000 in 1997 reallocated from the surplus Black Lung trust fund of other System member companies to other System member companies. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 1999, 1998 and 1997 was $1,660,000, $1,766,000 and $1,000,
respectively.

6.  FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                              Year Ended December 31,
                                              1999     1998     1997
                                                  (in thousands)

Current (net)  . . . . . . . . . . . . . .  $ 23,171  $ 3,344   $ 4,157
Deferred (net) . . . . . . . . . . . . . .   (24,175)  (3,948)   (3,526)
Total Federal Income Taxes . . . . . . . .  $ (1,004) $  (604)  $   631

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to the practice of flow-through accounting for book/tax differences associated with self-insurance reserves.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations and cash flows.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                        December 31,
                                                      1999        1998
                                                       (in thousands)

    Deferred Tax Assets . . . . . . . . . . . . . . $34,858     $14,380
    Deferred Tax Liabilities. . . . . . . . . . . .  (1,028)     (5,034)
      Net Deferred Tax Assets . . . . . . . . . . . $33,830     $ 9,346

    Property Related Temporary Differences. . . . . $   969     $(3,569)
    Amounts Due To Parent Company
      For Future Federal Income Taxes . . . . . . .     767       1,027
    Self-Insurance Reserves . . . . . . . . . . . .     801         994
    Provision for Shutdown Costs. . . . . . . . . .  16,930        -
    Accrued Postretirement Expenses . . . . . . . .   4,526       3,643
    Accrued Leased Asset Book Rent Expense. . . . .    -          1,012
    Accrued Book Royalty Expense. . . . . . . . . .   2,452       1,807
    Accrued Mine Reclamation Costs. . . . . . . . .   4,301       2,355
    Deferred State Income Taxes . . . . . . . . . .   2,362       1,309
    All Other (net) . . . . . . . . . . . . . . . .     722         768
      Total Net Deferred Tax Assets . . . . . . . . $33,830     $ 9,346

7.  SUPPLEMENTARY CASH FLOW INFORMATION

                                               Year Ended December 31,
                                               1999     1998     1997
                                                   (in thousands)
    Cash was paid for:
      Interest . . . . . . . . . . . . . . .  $   34   $    5   $   14
      Income Taxes . . . . . . . . . . . . .   7,260    3,685    5,669
    Noncash acquisitions under capital
     leases were . . . . . . . . . . . . . .      13      383    1,685

8.  LEASES

Leases of property, plant and equipment are for periods of up to 20 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:
                                              Year Ended December 31,
                                               1999     1998     1997
                                                   (in thousands)

Operating Leases . . . . . . . . . . . . .    $    6   $    4   $  906
Amortization of Capital Leases . . . . . .     1,552    1,243      976
Interest on Capital Leases . . . . . . . .        41      151      154
       Total Rental Costs. . . . . . . . .    $1,599   $1,398   $2,036

Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                         December 31,
                                                        1999      1998
                                                        (in thousands)

    Mining Plant Under Capital Leases. . . . . . . .   $ -       $5,917
     Accumulated Amortization. . . . . . . . . . . .     -        4,278
         Net Property under Capital Leases . . . . .   $ -       $1,639

    Capital Lease Obligations:
        Noncurrent Liability . . . . . . . . . . . .   $ -       $  710
        Liability Due Within One Year. . . . . . . .     -          929
            Total Capital Lease Obligations. . . . .   $ -       $1,639

Properties under operating leases and related obligations are not included in the Balance Sheets.

9.  RETURN OF CAPITAL

In 1998 and 1997 the Company returned to its parent $8.9 million and $2 million, respectively, out of capital surplus.

10. LONG-TERM DEBT

Long-term debt was outstanding as follows:
                                                          December 31,
                                                        1999       1998
                                                         (in thousands)

Finance Obligations. . . . . . . . . . . . . . . . .  $ -         $7,142
Less Portion Due Within One Year . . . . . . . . . .    -            570
    Total. . . . . . . . . . . . . . . . . . . . . .  $ -         $6,572

In March 1999 the Company bought out all its leases for $8.5 million. After taking into account amounts previously provided for the lease buyouts, the Company recorded $5.5 million as a mining plant asset. Certain of the leases terminated were the result of sale/lease transactions not accounted for as a sale and a leaseback but rather subject to special lease accounting treatment in accordance with SFAS No. 98 whereby the leases were accounted for under the financing method. As a result of the lease buyout, finance obligations totaling $7.1 million were redeemed.